Imperial Oil Limited	Paul A. Smith	Tel. (403) 237-4304
237 Fourth Avenue SW	Controller and	Fax (403) 237-2060
P.O. Box 2480, Station M	Senior Vice-President
Calgary, AB, Canada T2P 3M9	Finance and Administration
June 11, 2007
Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	Imperial Oil Limited
Form 10-K for the Fiscal Year ended December 31, 2006
Filed February 28, 2007
File No. 0-12014
Dear Ms. Davis:
On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filing set forth in your letter of May 29, 2007. Our responses are numbered to correspond to the numbered comments in your letter.
We also acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you desire clarification of our responses, please direct any questions to Mr. Chris Jeans, Assistant Controller, at 403-237-4515.

Yours truly,
/s/ Paul A. Smith

Attachment

c: Mark Wojciechowski

Imperial Oil Limited’s Response to the
Comments Included in the SEC Letter of May 29, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
Oil and Gas Reserves, page 33
1.	Please expand your disclosure to clarify the purpose of the reserve disclosures to enable investors to better understand the limitations that you have identified with reserve quantities calculated using December 31 prices and costs. Specifically, balance your disclosure to explain why year-end prices are prescribed for reserves estimation.

We will expand our disclosure on oil and gas reserves in future filings with the Commission as follows (changes noted in bold type):

Beginning in 2004, the year-end reserves volumes as well as the reserves change categories shown in the proved reserves tables are calculated using December 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow. We understand that the use of December 31 prices and costs is intended to provide a point in time measure to calculate reserves and to enhance comparability between companies.

(New paragraph) Regulations preclude the company from showing in this document, however, the reserves that are calculated in a manner that is consistent with the basis that the company uses to make its investment decisions. The use of year-end prices for reserves estimation introduces short-term price volatility into the process since annual adjustments are required based on prices occurring on a single day. The company believes that this approach is inconsistent with the long-term nature of the natural resources business where production from individual projects often spans multiple decades. The use of prices from a single date is not relevant to the investment decisions made by the company and annual variations in reserves based on such year-end prices are not of consequence to how the business is actually managed.
Control and Procedures, page 36
2.	You disclose that your “...officers have concluded that the company’s disclosure controls and procedures are appropriate and effective for the purpose of ensuring that material information relating to the company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report is being prepared.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “...designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Our disclosure controls and procedures are effective in accomplishing all of the items defined in Rule 13a-15(e) of the Exchange Act. Our officers considered these items in reaching their conclusion. However, we did not feel it necessary to repeat the precise language of the Act in our disclosure, since we incorporated the items defined in Rule 13a-15(e) by reference to our officers’ certifications in Exhibit 31. Paragraph 4 of those certifications defines disclosure controls and procedures by reference to paragraph 13a-15(e) and 15d-15(e) of the Exchange Act Rules.

To address your concerns, we will expand our disclosure in Item 9A of the 2007 Form 10-K as follows. We also made this change in Item 4 of our recently filed Form 10-Q for the first quarter of 2007.
Item 9A. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

As indicated in the certifications in Exhibit 31.1 and 31.2 of this report, the company’s principal executive officer and principal financial officer have evaluated the company’s disclosure controls and procedures as of December 31, 200X. Based on that evaluation, these officers have concluded that the company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.